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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

USANA HEALTH SCIENCES, INC.
(Name of Subject Company)

USANA HEALTH SCIENCES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90328M107
(CUSIP Number of Class of Securities)

Ronald S. Poelman
Chairman of the Special Committee
of the Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, UT 84120
(801) 954-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert M. Mattson, Jr.
Brandon C. Parris
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") filed on June 13, 2008 with the Securities and Exchange Commission (the "SEC") by USANA Health Sciences, Inc. ("USANA" or the "Company"), as previously amended by that certain Amendment No. 1 to the 14D-9 filed with the SEC on June 20, 2008, and that certain Amendment No. 2 to the 14D-9 filed with the SEC on June 26, 2008 (together with the 14D-9, collectively referred to as the "Statement"), relating to the tender offer (the "Offer") by Unity Acquisition Corp. ("Purchaser"), a Utah corporation, and certain other tender offer participants, including Myron W. Wentz, Ph.D., the Company's Chief Executive Officer and Chairman, and David A. Wentz, the Company's President (together with the Purchaser, collectively referred to as the "Offer Participants"), to purchase at a price of $28.00 per share, in cash, all outstanding shares (the "Shares") of the common stock, par value $0.001 per share, of the Company (the "Common Stock") not owned by the Offer Participants upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on June 2, 2008 (as amended or supplemented from time to time, the "Schedule TO").

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background of Filing Person.

  Tender Offer.

        The information contained in Item 2 of the Statement under the caption "Tender Offer" is hereby amended and supplemented by adding the following:

        On June 30, 2008 the Purchaser issued a press release and filed an amendment to the Schedule TO announcing that it was amending the Offer to increase the price to be paid per Share to $28.00 (the "Revised Offer") from the original $26.00 per Share price contained in the Offer, which the Special Committee previously rejected as inadequate. In addition, the Purchaser extended the expiration date of the Revised Offer to 12:00 midnight, New York City time, on Monday, July 14, 2008.

        On June 20, 2008, the Purchaser amended the Schedule TO indicating, among other things, that the Offer Participants will not waive the Minimum Tender Condition or the Majority of the Minority Condition.

Item 4. The Solicitation or Recommendation.

  Solicitation Recommendation.

        The information contained in Item 4 of the Statement under the caption "Solicitation Recommendation" is hereby amended and restated by substituting the following in lieu of the paragraphs previously contained therein:

        At a meeting held on July 2, 2008, the Special Committee determined that the Revised Offer is inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants). The Special Committee made its determination after carefully considering the Revised Offer, the prospects and value of the Company and other relevant facts and information, including the factors considered by the Special Committee as described below, and after discussing such factors with the Special Committee's financial and legal advisors and the Company's management, as applicable. Accordingly, the Special Committee recommends, on behalf of the Company, that the Company's shareholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer. One member of the Special Committee was unable to participate in the meeting, but was briefed following the meeting by the other members of the Special Committee and confirmed his support for the position taken by the Special Committee.

        At a meeting held on July 3, 2008, the Special Committee unanimously reaffirmed its position that the Revised Offer was inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants) and unanimously recommended, on behalf of the Company, that the Company's shareholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer.

        Copies of a letter to the shareholders of the Company and of a press release relating to the Special Committee's recommendation to reject the Revised Offer are filed as Exhibits 99.(a)(13) and 99.(a)(14) to the Statement, respectively, and are incorporated herein by reference.

  Background and Reasons for the Position.

  Background of the Offer

        The information contained in Item 4 of the Statement under the caption "Background and Reasons for the Position—Background of the Offer" is hereby amended and supplemented with following additional paragraphs:

        On June 20, 2008, the Company filed Amendment No. 2 to the 14D-9 with the SEC and issued a press release announcing that the Special Committee had unanimously recommended, on behalf of the Company, that the shareholders reject the Offer and not tender their shares pursuant to the Offer.

        On June 20, 2008, the Purchaser amended the Schedule TO indicating, among other things, that the Offer Participants will not waive the Minimum Tender Condition or the Majority of the Minority Condition.

        On June 30, 2008 the Purchaser issued a press release and filed an amendment to the Schedule TO announcing the Revised Offer and extended the expiration date of the Revised Offer to 12:00 midnight, New York City time, on Monday, July 14, 2008.

        On July 2, 2008, the Special Committee (with one member unable to participate) met telephonically with its financial and legal advisors to review its position and to discuss the Revised Offer and this Statement. After discussion, including confirming the various reasons for its position discussed below, the Special Committee concluded that the Revised Offer was inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants), and that the Special Committee's previous recommendation to the Company's shareholders was unchanged. Accordingly, the Special Committee recommended, on behalf of the Company, that the Company's shareholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer. The member of the Special Committee that was unable to participate in the meeting was briefed following the meeting by the other members of the Special Committee and confirmed his support for the position taken by the Special Committee.

        Following the meeting, the Special Committee contacted Dr. Myron W. Wentz and Mr. David A. Wentz to determine whether the Wentz's would consider selling their shares of Common Stock to a third party and to confirm that the Revised Offer reflected the Purchaser's best and final offer, as publicly stated by the Purchaser in its June 30, 2008 press release. The Wentz's indicated that they would not consider selling their shares and that the Revised Offer reflected the Purchaser's best and final offer.

        On July 3, 2008, the Special Committee met telephonically to review this Amendment, the letter to shareholders and press release relating to its position concerning the Revised Offer. At the meeting, the Special Committee unanimously reaffirmed its position that the Revised Offer was inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants) and unanimously recommended, on behalf of the Company, that the Company's shareholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer.

  Reasons for the Position

        The information contained in Item 4 of the Statement under the caption "Background and Reasons for the Position—Reasons for the Position" is hereby amended and supplemented adding the following:

        In reaching the conclusion that the Revised Offer is inadequate from a financial point of view to the Company's shareholders and not in the best interests of the Company's shareholders, and in making the recommendation that the Company's shareholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer, the Special Committee consulted with its financial and legal advisors and management, and took into account numerous other factors, including, but not limited to, the following:

  •
  The Prior Financial Presentation and Opinion of McColl.  The Special Committee considered the analyses previously given by McColl Partners, LLC ("McColl") as reflected in McColl's June 18th and June 19th financial presentation that included various valuation ranges, indicating that the Revised Offer is inadequate.

  •
  Undervaluation of the Company's Common Stock.  Although the Special Committee recognized the increase in the price per Share represented by the Revised Offer of $28.00 per Share over the Purchaser's original $26.00 per Share price, the Special Committee still believes that the Revised Offer undervalues the Shares and does not adequately reflect the prospects and value of the Company. The Company's management confirmed to the Special Committee on July 2, 2008 that based on the preliminary information available for the quarter ended June 28, 2008, management believes that the Company's net sales will be at or near the level publicly announced on June 18, 2008.

  •
  Company Operating and Financial Condition.  The Special Committee took into account the current and historical financial condition and results of operations of the Company, as well as the strategic objectives of the Company, including the risks involved in achieving those objectives, and the current conditions in the general economy and in the industries in which the Company's businesses operate.

  •
  Strategic Alternatives.  The Special Committee considered the fact that Gull Holdings and the other Offer Participants currently own approximately 67.9% of the outstanding common stock of the Company. The Special Committee confirmed again, on July 2, 2008, with Dr. Myron W. Wentz and Mr. David A. Wentz that they were unwilling to consider a sale of their Shares to a third party, thus confirming that an alternative transaction would be impossible without the consent of Gull Holdings and its affiliates. The Special Committee also considered, that to its knowledge, no third party other than the Offer Participants has made any proposal to purchase most or all of the Shares as a single block, including the period since May 13, 2008 when the Offer Participants first announced their intention to initiate a tender offer for the Shares.

        The members of the Special Committee evaluated the Revised Offer in light of their knowledge of the business, financial condition and prospects of the Company and the advice of its legal and financial advisors. In view of the variety of factors considered in connection with their evaluation of the Revised Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice provided to it by its legal and financial advisors. The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee.

Item 6. Interest in Securities of the Subject Company.

  Securities Transactions.

        The information contained in Item 6 of the Statement under the caption "Interest in Securities of the Subject Company—Securities Transactions" is hereby amended and supplemented as follows:

        On June 26, 2008, Timothy E. Wood, the Company's Executive Vice President of Research and Development, exercised an option to acquire 21,250 shares of the Company's Common Stock at a price of $0.83 per share.

Item 8. Additional Information.

  Other Material Information

  Litigation

        The information contained in Item 8 of the Statement under the caption "Other Material Information—Litigation" is hereby amended and supplemented as follows:

        On July 2, 2008, the Silberman Complaint plaintiff filed a Motion for a Preliminary Injunction, a Motion for Expedited Proceedings and for Leave to Conduct Expedited Discovery, a First Request for Production of Documents to all Defendants and a Notice of Deposition with the Third Judicial District Court for Salt Lake County, Utah.

  Exhibits

        The information contained in Item 8 of the Statement under the caption "Other Material Information—Exhibits" is hereby amended and supplemented as follows:

        The information contained in the Exhibits referred to in Item 9 is incorporated herein by reference.

  Certain Forward-Looking Statements

        This Statement may contain or incorporate by reference certain "forward-looking statements." Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) our expectations about actions that may or may not be taken by executive officers, members of the board of directors and affiliates of the Company, and (iii) our expectations regarding the Revised Offer and actions taken by the Purchaser and Offer Participants.

        Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in such statement. Among the factors that could cause actual results to differ materially are the following:

  •
  whether the conditions of the Revised Offer will be satisfied;

  •
  availability of financing and the general economic condition of the Purchaser;

  •
  actual or potential litigation;

  •
  changes in economic conditions and the markets of the Company;

  •
  governmental regulation of the Company's products and changes in laws and regulation;

  •
  reliance upon the Company's network of independent associates;

  •
  manufacturing and marketing risks;

  •
  adverse publicity risks;

  •
  risks associated with the Company's international expansion; and

  •
  other factors disclosed in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and the Company undertakes no obligation to update them.

Item 9. Exhibits.

        The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented with the following additional exhibits:

EXHIBIT NO.	DESCRIPTION
(a)(13)	Letter to Shareholders from the Company, dated July 3, 2008.*
(a)(14)	Press release issued by the Company on July 3, 2008, regarding the Special Committee's recommendation.*

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: July 3, 2008

By:	/s/ JERRY G. MCCLAIN
	Name:	Jerry G. McClain
	Title:	Member of the Special Committee of the Board of Directors

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(13)	Letter to Shareholders from the Company, dated July 3, 2008.
(a)(14)	Press release issued by the Company on July 3, 2008, regarding the Special Committee's recommendation.

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  Item 2. Identity and Background of Filing Person.
  Item 4. The Solicitation or Recommendation.
  Item 6. Interest in Securities of the Subject Company.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
EXHIBIT INDEX